FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of June, 2021

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated June 16, 2021, announcing that Gilat Awarded Multiple Projects for Armed Forces in Latin America.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated June 16, 2021	By: /s/ Yael Shofar
Yael Shofar General Counsel

Gilat Awarded Multiple Projects for
Armed Forces in Latin America

Turnkey solutions for fixed and mobile military applications are provided in Latin America with
Gilat's leading technology, via its longtime local partner, Newsat

Petah Tikva, Israel, June 16, 2021 -- Gilat Satellite Networks Ltd. (Nasdaq: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that it was awarded multiple projects for armed forces in Latin America. Turnkey solutions for fixed, airborne, maritime and mobile military applications are provided in Latin America with Gilat's leading technology, via its longtime local partner, Newsat.

Gilat is a global one-stop-shop provider for defense satellite communication technology which includes Gilat's SyEdge II-c platform, modems, antenna terminals and BUCs. Gilat provides multiple fixed and mobile communications solutions in Latin America to support the General Command, Army, Navy and Air Force security, diversity and contingency needs, thus providing the confidence required for special and critical operations. Gilat works closely with its partner, Newsat, the defense integrator in Latin America, to provide end-to-end projects, including installations and remote maintenance to the armed forces.

"Gilat is the solution of choice due to its unique and efficient technology that provides support for multiple mobility and fixed applications," said Michal Aharonov, Senior Vice President Global Broadband Networks at Gilat. "In Latin America, our longtime local partner, Newsat, brings strong knowledge and expertise in managing and integrating the complex and battle proven military projects, leveraging Gilat's equipment for satellite communication which is specifically tailored to meet a wide variety of global defense needs.

"Gilat is Newsat's reliable partner for over 15 years, providing a comprehensive and robust technology that enables excellent support for the armed forces," said Carlos Rosero, General Manager at Newsat. "Gilat provides the required increased high network availability and backup capabilities for multiple applications and critical operations that are required by our customers in all echelons whether strategic or tactical to support joint or individual operations."

About Newsat
Newsat is a leading communications IT and intelligence integrator with over 16 years of experience and more than one hundred successfully deployed projects focused on the defense and public safety sectors in the USA, Central and South America.
Newsat develops unique tailored made solutions successfully deployed and battle proven for our customers. With our affiliates across the Americas, Newsat has delivered multiple complex mission critical projects. Newsat Business group is composed by Newsat SAS, Newsat SAS  Peru, Newsat North America LLC and SDR LLC. For more information, please visit: www.Newsatint.com

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:
Gilat Satellite Networks
Doreet Oren, Director Corporate Communications
DoreetO@gilat.com

GK Investor and Public Relations
Ehud Helft, Managing Partner
ehud@gkir.com